EXHIBIT 99


                                                            News Release

Date:
     July 24, 1997

Contact:
     Katherine Taylor                                             AMCORE
     Investor Relations Manager                          FINANCIAL, INC.
     815-961-7164

     John Hecht
     Chief Financial Officer
     815-961-7003


                   AMCORE ANNOUNCES SECOND QUARTER EARNINGS

                          SECOND QUARTER HIGHLIGHTS
                          -------------------------

  -      OPERATING EARNINGS PER SHARE INCREASED 9.1%.

  -      LOAN GROWTH WAS UP 15% ANNUALIZED, OR $60 MILLION.
           -- Vibrant economy and expansion of commercial business were factors.
           -- Increased emphasis on building a sales culture also contributed.

  - SPECIAL AFTER TAX CHARGE OF $2.6 MILLION WAS BOOKED FOR AN INFORMATION SYSTEM OUTSOURCING INITIATIVE UNDER NEGOTIATIONS.

  - CONSUMER FINANCE CHARGE-OFFS OF NEARLY $1 MILLION WERE RECORDED ON SATELLITE DISH RECEIVABLES ORIGINATED IN LATE 1996.
           -- Problems have been identified and collection efforts have been stepped up.
           -- Better performance is expected from this portfolio for the remainder of the year.

                              ACQUISITION UPDATE
                              ------------------

  -      WISCONSIN ACQUISITIONS CLOSED.
           -- AMCORE now has 13 locations in Wisconsin.
           -- Assets in Wisconsin are over $500 million.

  -      MERGER RELATED AFTER TAX CHARGE OF $1.9 MILLION WAS RECOGNIZED.

                                FUTURE OUTLOOK
                                --------------

  - PLANS ANNOUNCED TO ACQUIRE INVESTORS MANAGEMENT GROUP, DES MOINES. -- IMG is Iowa's largest independent asset manager with $1.7 billion in assets under management.
           -- The merger of IMG with AMCORE's capital management will create an investment management firm in the top 15% of asset managers based on assets under management with $3.5 billion.




AMCORE Financial, Inc.
501 Seventh Street, Post Office Box 1537, Rockford, Illinois 61110-0037 Telephone 815 968-2241

                                                            News Release

Date:
     July 24, 1997

Contact:
     Katherine Taylor                                             AMCORE
     Investor Relations Manager                          FINANCIAL, INC.
     815-961-7164

     John Hecht
     Chief Financial Officer
     815-961-7003


                   AMCORE ANNOUNCES SECOND QUARTER EARNINGS

     ROCKFORD - Robust loan growth and expansion of commercial business contributed to an increase in income from operations for AMCORE Financial, Inc. for the period ending June 30, 1997.

     "A vibrant economy in the region and an increased emphasis on building a sales culture within the organization contributed to the growth," said Robert
J. Meuleman, president and chief executive officer. Basic operations were very strong as demonstrated by a $60 million or 15 percent annualized increase in loan volume during the second quarter. Mortgage revenues were up 13.7 percent over last year, resulting from increased market share and originations from the recent Wisconsin acquisitions. Also, operating expense growth of only 2.1 percent contributed to an improved efficiency ratio.

     As a result, earnings per share from operations were 48 cents per share, up 9.1 percent for the second quarter, and 94 cents per share, an increase of
12.7 percent for the six months ending June 30, 1997. Earnings would have been even stronger, except for the high charge-offs and related provisions at the consumer finance co. Charge-offs of nearly $1.0 million were recorded in the second quarter on satellite dish receivables originated in late 1996.

     "We believe the bulk of the problems have been identified and collection efforts have been stepped up," said Meuleman. "We expect better performance from this portfolio through the remainder of the year."

     During the second quarter, AMCORE recognized a merger related after tax charge of $1.9 million for two Wisconsin acquisitions. First National Bancorp., of Monroe, Wis., was acquired April 18. Country Bank Shares, Mount Horeb, Wis., was acquired July 16. AMCORE now has 13 locations and assets of over $500 million in Wisconsin.

     In addition, an after tax charge of $2.6 million was booked for an information system outsourcing initiative under negotiations. Total merger and information system charges are $4.5 million or .28 cents per share.




AMCORE Financial, Inc.
501 Seventh Street, Post Office Box 1537, Rockford, Illinois 61110-0037 Telephone 815 968-2241

     BENEFITS OF ACQUISITIONS AND OUTSOURCING

     "I'd like to stress that these charges are normal for a merger, and the charge we recorded for outsourcing will benefit us in the long-run," says Meuleman.

     The acquisition charges relate to data processing integration expenses, legal, accounting and investment banking fees and in the case of Country, the closing of a duplicate facility in Belleville, Wis.

     "Wisconsin was our first venture into interstate banking," said Meuleman. "Both banks are well run, profitable operations that will add significantly to our company."

     The charge for the information systems outsourcing is related to severance for staff reduction, equipment and software write-offs and conversion costs. "The move to the outsourcing arrangement will free resources to focus on the core business, said Meuleman. "Furthermore, our future expenses relating to information services will be reduced." The expected benefits are:

  -   Year 2000 compliant systems;
  -   Standardized platform;
  -   Current software releases;
  -   State of the art technology;
  -   and ability to redeploy capital.

     COMPONENTS OF OPERATING EARNINGS

     Several factors have contributed to the increase in operating earnings. Net interest income rose $1.2 million or 5.0 percent compared to the same quarter of 1996. The increase is attributed primarily to a 10.2 percent , or $150.4 million, increase in average loans and higher earnings from the investment leveraging program.

     The investment leveraging program contributed $2.1 million to net interest income, an increase of approximately $660,000 from the second quarter of 1996. This increase results from both higher balances of approximately $87 million and a wider spread. While the investment leveraging program contributed positively to net interest income, it accounted for six basis points of the decline in the net interest margin to 3.65 when compared to 3.76 percent during the same period in 1996. The core interest margin, which excludes the effect of the leveraging program, was 4.20 percent, a decline of five basis points from the same quarter last year, but an increase from the
4.18 percent in the previous quarter.

     In addition to the previously mentioned growth in mortgage revenues, the other financial services subsidiaries continued to have good revenue growth. Trust and asset management revenues increased $204,000 or 5.6 percent. Total Vintage Fund assets increased 41 percent to $810 million compared to the same period in 1996. The Vintage Equity Fund recently received its fourth consecutive five-star rating from Morningstar. Vintage Equity Fund assets increased 66 percent to $373 million compared to the same period in 1996.

     Revenues from insurance increased $133,000 or 35.5 percent as a result of new business and a change to recognize income on a gross rather than a net basis.

     The overall focus of management continues to be to grow revenues while minimizing the growth of expenditures. While non-interest expense did increase $471,000, or 2.1 percent, compared to the second quarter of 1996, the increase in net revenues offset any increase in expenses. Net revenues grew $1.6 million or 4.8 percent, resulting in a reduction in the efficiency ratio to
61.7 percent compared to 63.2 percent for the second quarter of 1996.

     REPORT ON ASSET QUALITY

     Provisions for loan losses increased $625,000 or 62.6 percent to $1.6 million compared to the second quarter of 1996. The increase relates to higher charge-offs at the consumer finance co. as previously discussed. The allowance for loan losses to total loans increased to 1.05 percent at June 30, 1997, compared to 1.02 percent at the end of the second quarter of 1996.

     The allowance for loan losses to non-performing loans remained above 100 percent at 109.8 percent. Total non-performing assets as of June 30, 1997 were $16.6 million, or .50 percent of total assets. This represents an increase of $1.2 million, or 8.0 percent, from June 30, 1996, but a decrease of $396,000 or 2.3 percent from March 31, 1997.

     AMCORE Financial, Inc., is a northern Illinois financial services holding company with assets of over $3.6 billion and 41 locations in Illinois and 13 in Wisconsin. The company has five financial services companies: AMCORE Investment Group, N.A., including trust services, a capital management company, a brokerage company and the AMCORE Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc.; AMCORE Insurance Group, Inc.; and Rockford Mercantile Agency, Inc., a bill collection service.

     AMCORE recently announced plans to combine Investors Management Group
(IMG), Des Moines, with its asset management operations. IMG, with $1.7 billion in assets under management, is Iowa's largest independent asset manager. Its addition to AMCORE Capital Management, with $1.8 billion in assets under management, will create an investment management firm with more than $3.5 billion in assets under management and will rank in the top 15% of asset managers based on assets under management.

     Meuleman says the merger is important because it will further strengthen and complement AMCORE's capital management operation. AMCORE is primarily known as an equity management firm and is the advisor and manager of the nationally recognized AMCORE Vintage Funds. IMG is primarily known for its fixed income expertise. The strengths of both businesses will allow new cross-selling opportunities and will improve product lines.

     This news release, other than historical financial and other information, may consist of forward looking statements that involve risks and uncertainties, including the risks detailed from time-to-time in the company's SEC reports, including its Annual Report on Form 10-K for the year ended Dec. 31, 1996. Actual results may vary materially.

     AMCORE common stock is listed on NASDAQ under the symbol "AMFI." AMCORE Financial Inc. may be reached on the Internet at http://www.AMCORE.com.

                                     ###

                            AMCORE Financial, Inc.
                   CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: All prior year amounts have been restated to reflect the merger with First National Bancorp, Inc. on April 18, 1997. This merger was accounted for under the pooling of interests method.

(in thousands, except share data)

                                                    Quarter Ended June 30,                         Six Months Ended June 30,
                                             -------------------------------------            ------------------------------------
                                                                           Percent                                         Percent
Financial Highlights                           1997           1996          Change              1997           1996         Change
----------------------------------------------------------------------------------------------------------------------------------
Net revenues, including security gains.....  $ 34,495       $ 32,925          4.8%            $ 70,261       $ 64,719         8.6%
Operating expenses.........................    22,601         22,131          2.1%              46,187         44,472         3.9%
Net income from operations.................     7,635          7,110          7.4%              15,156         13,361        13.4%
Net income.................................     3,127          7,110        -56.0%              10,648         13,361       -20.3%
Net income per share from operations.......      0.48           0.44          9.1%                0.94           0.83        12.7%
Net income per share.......................      0.20           0.44        -54.5%                0.66           0.83       -20.5%
Cash dividends per share...................      0.16           0.16          0.0%                0.32           0.32         0.0%
Book value per share.......................     15.34          14.90          2.9%



                                             Trailing Twelve Months Ended June 30,
                                             -------------------------------------
                                                                           Percent
Financial Highlights                           1997             1996        Change
----------------------------------------------------------------------------------
Net revenues, including security gains.....  $140,254       $127,554         10.0%
Operating expenses.........................    91,310         87,342          4.5%
Net income from operations.................    30,996         27,209         13.9%
Net income.................................    26,487         27,209         -2.6%
Net income per share from operations.......      1.93           1.36         41.9%
Net income per share.......................      1.64           1.36         20.6%
Cash dividends per share...................      0.64           0.62          3.2%
Book value per share.......................


                                                           Quarter Ended June 30,                 Six Months Ended June 30,
                                                      -------------------------------          -------------------------------
                                                                              Percent                                  Percent
Key Financial Ratios (A)                                1997         1996      Change             1997        1996      Change
-------------------------------------------------------------------------------------          -------------------------------
   Return on average assets..................           0.99%        0.99%      0.00%             1.00%       0.96%      0.04%
   Return on average equity..................          12.82%       12.97%     -0.15%            12.74%      12.01%      0.73%
   Net interest margin (FTE).................           3.65%        3.76%     -0.11%             3.66%       3.83%     -0.17%
   Core interest margin (FTE)................           4.20%        4.25%     -0.05%             4.19%       4.23%     -0.04%
   Other income/net revenues (B).............          27.99%       27.93%      0.06%            29.20%      27.78%      1.42%
   Efficiency Ratio (FTE)....................          61.70%       63.20%     -1.50%            62.02%      64.80%     -2.78%

(A) All 1997 ratios have been adjusted to exclude merger-related and information systems charges recorded in the second quarter.
(B)  Excluding net security gains.

Income Statement
-------------------------------------------------------------------------------------          -------------------------------
Interest income..............................         $57,194      $52,655       8.6%          $112,505     101,341      11.0%
Interest expense.............................          32,464       29,111      11.5%            63,480      55,339      14.7%
                                                      -------------------------------          -------------------------------
   Net interest income.......................          24,730       23,544       5.0%            49,025      46,002       6.6%
Provision for loan losses....................           1,623          998      62.6%             3,499       1,916      82.6%
Other Income:
Trust and asset management income............           3,855        3,651       5.6%             7,711       7,002      10.1%
   Service charges on deposits...............           1,844        1,772       4.1%             3,579       3,503       2.2%
   Mortgage revenues.........................           1,188        1,045      13.7%             1,529       1,879     -18.6%
   Insurance revenues........................             508          375      35.5%               956         634      50.8%
   Collection fee income.....................             547          564      -3.0%             1,172       1,146       2.3%
   Other.....................................           1,669        1,719      -2.9%             5,275       3,534      49.3%
                                                      -------------------------------          -------------------------------
      Total other income.....................           9,611        9,126       5.3%            20,222      17,698      14.3%
Net security gains...........................             154          255     -39.6%             1,014       1,019      -0.5%
Operating expenses:
   Personnel costs...........................          12,653       12,719      -0.5%            26,468      25,468       3.9%
   Net occupancy expense.....................           1,463        1,448       1.0%             2,990       3,006      -0.5%
   Equipment expense.........................           1,990        1,885       5.6%             3,845       3,795       1.3%
   Professional fees.........................             644          669      -3.7%             1,600       1,324      20.8%
   Amortization of intangible assets.........             512          523      -2.1%             1,024       1,045      -2.0%
   Insurance expense.........................             232          217       6.9%               490         428      14.5%
   Other.....................................           5,107        4,670       9.4%             9,770       9,406       3.9%
                                                      -------------------------------          -------------------------------
      Total operating expenses...............          22,601       22,131       2.1%            46,187      44,472       3.9%
                                                      -------------------------------          -------------------------------
Income before income taxes...................          10,271        9,796       4.8%            20,575      18,331      12.2%
Income taxes.................................           2,636        2,686      -1.9%             5,419       4,970       9.0%
                                                      -------------------------------          -------------------------------
Net income from operations...................         $ 7,635      $ 7,110       7.4%          $ 15,156    $ 13,361      13.4%
   Merger related charges, net of tax .......           1,909            0        N/M             1,909           0        N/M
   Information systems charge, net of tax....           2,599            0        N/M             2,599           0        N/M
                                                      -------------------------------          -------------------------------
Net income...................................         $ 3,127      $ 7,110     -56.0%          $ 10,648    $ 13,361     -20.3%
                                                      ===============================          ===============================


Average shares outstanding (000).............          16,220       16,034        1.2%           16,199      16,017       1.1%
Ending shares outstanding (000)..............          16,242       16,045        1.2%           16,242      16,045       1.2%


AMCORE Financial, Inc.


                                                                             Quarter Ended June 30,
(in thousands)                                                           1997                      1996
-----------------------------------------------------------     ----------------------------------------------
                                                   Ending        Average       Yield/      Average      Yield/
                                                  Balance        Balance        Rate       Balance       Rate
-----------------------------------------------------------     ----------------------------------------------
Assets:
   Taxable securities........................    $1,104,297     $  986,698      6.86%     $  958,413     6.45%
   Tax-exempt securities (FTE)...............       308,683        281,929      8.07%        260,318     8.71%
   Other earning assets......................         7,434         13,785      5.05%          8,431     5.31%
   Mortgage loans held for sale..............        14,049         10,389      7.66%         10,475     8.97%
   Loans, net of unearned income (FTE).......     1,655,188      1,623,170      8.72%      1,472,818     8.90%
                                                 ----------     ----------------------------------------------
      Total Earning Assets (FTE).............    $3,089,651     $2,915,971      8.07%     $2,710,455     8.08%
      Intangible assets......................        11,682         11,897                    14,066
      Other non-earning assets...............       200,005        164,331                   177,342
                                                 ----------     ----------------------------------------------
      Total Assets...........................    $3,301,338     $3,092,199                $2,901,863
                                                 ==========     ==============================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits.................    $1,842,431     $1,812,691      4.74%     $1,749,932     4.66%
   Non-interest bearing deposits.............       333,771        271,122                   253,246
                                                 ----------     ----------------------------------------------
      Total Deposits.........................    $2,176,202     $2,083,813                $2,003,178
                                                 ----------     ----------------------------------------------
   Short-term borrowings.....................       694,939        598,467      5.72%        466,326     5.35%
   Long-term borrowings......................       139,145        134,841      6.86%        176,615     6.20%
                                                 ----------     ----------------------------------------------
      Total Interest Bearing Liabilities.....     2,676,515      2,545,999      5.08%      2,392,873     4.91%
      Other liabilities......................        41,861         36,292                    35,263
                                                 ----------     ----------------------------------------------
      Total Liabilities......................    $3,052,147     $2,853,413                $2,681,382
      Stockholders' Equity...................       249,191        238,786                   220,481
                                                 ----------     ----------------------------------------------
      Total Liabilities and
      Stockholders' Equity...................    $3,301,338     $3,092,199                $2,901,863
                                                 ==========     ==============================================


                                                                            Six Months Ended June 30,
                                                                         1997                      1996
---------------------------------------------                   ----------------------------------------------
                                                                 Average       Yield/      Average      Yield/
                                                                 Balance        Rate       Balance       Rate
---------------------------------------------                   ----------------------------------------------
Assets:
   Taxable securities........................                   $  993,382      6.80%     $  877,854     6.42%
   Tax-exempt securities (FTE)...............                      273,268      8.15%        245,104     8.73%
   Other earning assets......................                       11,134      5.32%         12,825     5.43%
   Mortgage loans held for sale..............                        9,660      6.94%         10,628     7.88%
   Loans, net of unearned income (FTE).......                    1,605,648      8.70%      1,453,187     8.84%
                                                                ----------------------------------------------
      Total Earning Assets (FTE).............                   $2,893,092      8.04%     $2,599,598     8.08%
      Intangible assets......................                       12,174                    14,334
      Other non-earning assets...............                      165,206                   173,242
                                                                ----------------------------------------------
      Total Assets...........................                   $3,070,472                $2,787,174
                                                                ==============================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits.................                   $1,795,893      4.72%     $1,720,672     4.60%
   Non-interest bearing deposits.............                      271,243                   251,729
                                                                ----------------------------------------------
      Total Deposits.........................                   $2,067,136                $1,972,401
                                                                ----------------------------------------------
   Short-term borrowings.....................                      604,472      5.65%        402,844     5.29%
   Long-term borrowings......................                      122,470      6.57%        153,712     6.42%
                                                                ----------------------------------------------
      Total Interest Bearing Liabilities.....                    2,522,835      5.03%      2,277,228     4.84%
      Other liabilities......................                       36,406                    34,494
                                                                ----------------------------------------------
      Total Liabilities......................                   $2,830,484                $2,563,451
      Stockholders' Equity...................                      239,988                   223,723
                                                                ----------------------------------------------
      Total Liabilities and
      Stockholders' Equity...................                   $3,070,472                $2,787,174
                                                                ==============================================


                                                 -----------------------------------           --------------------------
                                                       Quarter Ended June 30,                  Six Months Ended June 30,
                                                 -----------------------------------           --------------------------
                                                                             Percent                              Percent
Asset Quality (in thousands)                        1997           1996       Change           1997      1996      Change
------------------------------------------------------------------------------------           --------------------------
Ending allowance for loan losses.............    $   17,309     $   15,449     12.0%
Net charge-offs..............................         1,765            439    302.1%           2,896     1,169     147.7%
Net charge-offs to average loans (B).........          0.43%          0.12%    0.31%            0.36%     0.16%     0.20%

Non-performing assets:
   Nonaccrual................................    $   15,351     $   12,861     19.4%
   Restructured..............................           413          1,726    -76.1%
                                                 -----------------------------------
      Non-performing loans...................        15,764         14,587      8.1%
   Other real estate owned (OREO)............           823            766      7.4%
                                                 -----------------------------------
      Total non-performing assets............    $   16,587     $   15,353      8.0%
                                                 ===================================

Loans 90 days past due and still accruing....    $    5,924     $    2,169    173.1%

(B) On an annualized basis.

Key Asset Quality Ratios
---------------------------------------------
   Allowance to ending loans.................          1.05%          1.02%    0.03%
   Allowance to non-performing loans.........        109.80%        105.91%    3.89%
   Non-performing loans to loans.............          0.95%          0.97%   -0.02%
   Non-performing assets to loans & OREO.....          1.00%          1.02%   -0.02%
   Non-performing assets to total assets.....          0.50%          0.52%   -0.02%

Capital Adequacy
------------------------------------------------------------------------------------
   Total risk-based capital..................         15.31%         13.33%    1.98%
   Tier 1 risk-based capital.................         14.41%         12.44%    1.97%
   Leverage ratio............................          9.08%          7.46%    1.62%
